April 1, 2026

William Rice
Chief Executive Officer
Aptose Biosciences Inc.
66 Wellington Street West, Suite 5300
TD Bank Tower, Box 48
Toronto, Ontario M5K 1E6
Canada

       Re: Aptose Biosciences Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 5, 2025
Dear William Rice:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Daniel M. Miller, Esq.